UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 3 - 2011 issued by TORM A/S to The Copenhagen Stock Exchange on March 10, 2011. This announcement is only a summary of the annual report of TORM A/S; to view the annual report, visit www.torm.com and click on "Press Room", then "Releases", then "Annual Report 2010".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 10, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM posted a loss before tax of USD 85 million for 2010 prior to impairment charge and vessel sale adjustment, in line with the latest forecast. "Fleet optimisation and effective utilisation of scale benefits secured earnings above market benchmarks, but the result is not satisfactory," CEO Jacob Meldgaard states.

●
The result before tax in 2010 was a loss of USD 136 million. The result was impacted by an impairment charge of USD 35 million relating to the Company's investment in FR8 and a loss of USD 16 million from the sale of the two Kamsarmax dry bulk newbuildings previously announced to be recognised in the first quarter of 2011. However, the new owners took delivery in early 2011 and the loss was recognised in 2010.

●
In 2010, the Tanker Division's earnings were negatively impacted by continued low freight rates. The tanker market was marked by the ample tonnage supply in 2010, and demand was negatively impacted by general absence of arbitrage opportunities, limited use of vessels for floating storage in the second half of 2010 and a general low gasoline consumption in the USA.

	●	The bulk freight rates were volatile in 2010, but this volatility had limited impact on TORM's earnings due to the Company's high coverage.

●
The result for 2010 was positively impacted by USD 2 million net gain from sale of vessels.This consists of a profit of USD 18 million from the sale of two dry bulk carriers, sold during the fourth quarter of 2009 but delivered to the new owners in 2010, and a loss of USD 16 million from the sale of two Kamsarmax dry bulk newbuildings with delivery in 2011.

●
TORM's efficiency programme "Greater Efficiency Power" has in line with projections resulted in cost savings of USD 50 million in 2010 compared to 2008 operating levels, corresponding to approximately 20%.

●
In December 2010, TORM entered into a financial agreement of USD 59 million for the Company's two Kamsarmax newbuildings with delivery in 2012 and 2013. Following this, TORM's cash and undrawn credit facilities totalled USD 351 million at 31 December 2010. CAPEX remaining for the order book amounted to USD 258 million. TORM has a number of initiatives including refinancing of existing loan facilities which will add further to cash and funding available.

	●	As of 31 December 2010, equity amounted to USD 1,115 million (DKK 6,260 million), corresponding to USD 16.1 per share (DKK 90.3) excluding treasury shares, giving TORM an equity ratio of 34%.

●
TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows in accordance with IFRS. The calculated value of the fleet as of 31 December 2010 supports book values.

●
As of 31 December 2010, 16% of the total earning days in the Tanker Division for 2011 had been covered at a rate of USD/day 16,103 and 73% of the total earning days in the Bulk Division at a rate of USD/day 16,896.

●
Due to continued adverse market conditions TORM forecasts a loss before tax of USD 100 – 125 million for the full year 2011. As 30,949 earning days are unfixed at year-end 2010, a change in freight rates of USD/day 1,000 impacts profit before tax by USD 31 million. The forecast includes a loss of USD 6 million from the announced sale of the MR product tanker, Faja de Oro. The loss will be recognised in the first quarter of 2011 upon delivery of the vessel to the new owner.

	●	The Board of Directors recommends that no dividend will be distributed for the year 2010.

Contact	Jacob Meldgaard, CEO, , tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Sune S. Mikkelsen, VP IR, , tel.: +45 39 17 92 00

Teleconference
TORM will host a teleconference for analysts and investors on 10 March 2011 at 15:00 Copenhagen time (CET), reviewing the annual report for 2010. The conference call will be hosted by Jacob Meldgaard, CEO, Roland M. Andersen, CFO, and Sune S. Mikkelsen, VP Investor Relations, and will be conducted in English. To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 877 491 0064 (from the USA). The teleconference will also be webcast via TORM's website www.torm.com. The presentation material can be downloaded from the website.

ANNOUNCEMENT NO. 3 – 2011
10 MARCH 2011	TORM A/S - ANNUAL REPORT 2010	1/3

USD million	2010	2009	2008	2007	2006

INCOME STATEMENT
Revenue	856	862	1.184	774	604
Time charter equivalent earnings (TCE)	561	633	906	604	454
Gross profit	180	243	538	334	270
EBITDA	97	203	572	288	301
Operating profit (EBIT)	-80	50	446	199	242
Financial items	-57	-69	-86	605	-1
Profit/(loss) before tax	-136	-19	360	804	241
Net prof it/(loss) for the year	-135	-17	361	792	235
Net profit/(loss) for the year excl. impairment charge	-100	3	361	792	235

BALANCE SHEET
Non-current assets	2.984	2.944	2.913	2.703	1.970
Total assets	3.286	3.227	3.317	2.959	2.089
Equity	1.115	1.247	1.279	1.081	1.281
Total liabilities	2.171	1.981	2.038	1.878	808
Invested capital	2.987	2.926	2.822	2.618	1.300
Net interest bearing debt	1.875	1.683	1.550	1.548	663
Cash and bonds	120	122	168	105	32

CASH FLOW
From operating activities	-1	116	385	188	232
From investing activities	-187	-199	-262	-357	-118
thereof investment in tangible fixed assets	-254	-289	-378	-252	-246
From financing activities	186	37	-59	242	-239
Total net cash flow	-2	-46	63	73	-125

KEY FINANCIAL FIGURES *)
Gross margins:
TCE	65,5%	73,4%	76,5%	78,0%	75,2%
Gross profit	21,0%	28,2%	45,4%	43,2%	44,7%
EBITDA	11,3%	23,5%	48,3%	37,2%	49,8%
Operating profit	-9,3%	5,8%	37,7%	25,7%	40,1%
Return on Equity (RoE)	-11,4%	-1,3%	30,6%	67,1%	21,5%
Return on Invested Capital (RoIC)**)	-2,7%	1,7%	16,4%	10,2%	19,5%
Equity ratio	33,9%	38,6%	38,6%	36,5%	61,3%
Exchange rate USD/DKK, end of period	5,61	5,19	5,28	5,08	5,66
Exchange rate USD/DKK, average	5,62	5,36	5,09	5,44	5,95

SHARE RELATED KEY FIGURES *)
Earnings/(loss) per share, EPS (USD)	-2,0	-0,3	5,2	11,4	3,4
Diluted earnings/(loss) per share, EPS (USD)	-2,0	-0,3	5,2	11,4	3,4
Cash flow per share, CFPS (USD)	0,0	1,7	5,6	2,7	3,3
Proposed dividend per share (USD) ***)	0,00	0,00	0,76	0,89	1,02
Proposed dividend per share (DKK)	0,00	0,00	4,00	4,50	5,75
Extraordinary dividend per share (DKK)	0,00	0,00	4,50	27,50	0,00
Share price in DKK, end of period (per share of DKK 5 each)	39,7	50,7	55,5	178,2	186,0
Number of shares, end of period (million)	72,8	72,8	72,8	72,8	72,8
Number of shares (excl. treasury shares), average (million)	69,3	69,2	69,2	69,2	69,4

*)
Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts. The comparative figures are restated to reflect the change in the denomination of the Company's shares from DKK 10 per share to DKK 5 in May 2007.

**)
Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (equity plus Net interest bearing debt less Non-operating assets).

***)	Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

ANNOUNCEMENT NO. 3 – 2011
10 MARCH 2011	TORM A/S - ANNUAL REPORT 2010	2/3

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 3 – 2011
10 MARCH 2011	TORM A/S - ANNUAL REPORT 2010	3/3